Silver Standard Resources Inc.
Suite 1400 – 999 West Hastings Street
Vancouver, British Columbia  V6C 2W2

December 16, 2011

Via EDGAR

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silver Standard Resources Inc. Form 20-F for Fiscal Year Ended December 31, 2010 Filed March 31, 2011 File No. 000-26424

Dear Mr. Reynolds:

Silver Standard Resources Inc. (the “Company”) hereby acknowledges receipt of the comment letter, dated December 7, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”) and hereby submits this letter in response.  The Staff’s comments are reprinted below and are followed by the Company’s responses.

Form 20-F for Fiscal Year Ended December 31, 2010

General

1.
It appears the reserves that you have reported for your Pirquitas project have not changed from the reserves reported in your Form 20-F for the fiscal year ended December 31, 2009 filed March 31, 2010.  In this regard, please update the reserves reported for your operating mines to correspond to your fiscal year end.

Response to Comment 1

The Company acknowledges the Staff’s comment.  As discussed with the Staff on December 9, 2011, information regarding depletion of the reserves was provided in the Form 20-F, although not in the reserves table.  Reserves data for the Pirquitas Project

Silver Standard Resources Inc.

was presented on p.38 of the Form 20-F under “Item 4. Information on the Company – D. Property, Plant and Equipment – Pirquitas Project – Reserve Estimates.”  This section was immediately preceded by section “– Production Status” on the same page, which contained the following information: “The [Pirquitas] mine reached production status in December 2009, and produced 1.1 million ounces of silver during that year. In 2010, the mine produced 6.3 million ounces of silver, and we shipped 5.9 million ounces of silver.”  Section “– Production Status” also cross-referenced “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Non-GAAP Financial Performance Measures” of the Form 20-F, which set forth additional data, including silver recoveries since the commencement of commercial production.  The reserves table included in the Form 20-F under “– Reserve Estimates” contained data from 2008 and reported total reserves of 195.1 million ounces of silver for the Pirquitas Project.  Taking into account production data and recoveries for 2009 and 2010, the depleted total project reserves for the Pirquitas Project as of December 31, 2010 were 183.0 million contained ounces of silver.  The Company confirms that the financial statements filed with the Form 20-F reflected the depletion of the reserves.  In its future filings with the Commission, the Company undertakes to reflect reserve depletion for its operating mines in the reserves table to correspond with the applicable fiscal year end.

In a news release dated November 9, 2011, the Company reported significantly lowered reserve estimates at the Pirquitas mine (93.1 million ounces of silver as of September 30, 2011).  The news release and the related Material Change Report as well as the Company’s MD&A containing the revised reserve estimates were filed with the Commission as exhibits to Form 6-K on November 10, 2011.  Under these circumstances, the Company believes that it would be confusing rather than clarifying for investors if the Company now filed an amended Form 20-F, revising the old reserve data.  Therefore, the Company respectfully requests the Staff’s permission not to file an amended Form 20-F.

2.
In future filings please disclose the material information associated with the calculation of your reserves and resources pursuant to Item 4 of Form 20-F; including the metal prices, the cut-off grade, the metallurgical recoveries, the date of the resource or reserve, the technical report associated with the reserve that has been filed on SEDAR, and the name of the individual responsible for the resource or reserve.

Response to Comment 2

The Company acknowledges the Staff’s comment and will revise the disclosure regarding the calculation of reserves and resources as requested in its future filings with the Commission.

Item 12. Description of Securities Other than Equity Securities, page 150

3.
We note your position that you are not required to provide any information under this Item.  However, Instruction 1 to item 12 of Form 20-F sets forth disclosure requirements for entities filing annual reports

Silver Standard Resources Inc.

after December 15, 2009. Confirm that in future filings you will provide the disclosure, if applicable, required by this Item.

Response to Comment 3

The Company acknowledges the Staff’s comment and will provide the disclosure required by Item 12 of Form 20-F, if applicable, in its future filings with the Commission.  In 2010 the Company did not have any securities represented by American Depositary Receipts.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (604) 689-3846.

Sincerely,
/s/ John Smith
John Smith President, Chief Executive Officer and Director

cc:	Kristen Riddell, Vice President, General Counsel and Corporate Secretary Silver Standard Resources Inc. Edwin S. Maynard, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP